

June 28, 2010

Jeffrey Rochlin, President
Camelot Corporation
730 W. Randolph Street, Suite 600
Chicago, IL 60661

      Re: Camelot Corporation
                Form 8-K Item 4.01
                Filed June 14, 2010
                File No. 000-08299

Dear Mr. Rochlin:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Ryan C. Milne
                    Accounting Branch Chief

cc: Kristen A. Baracy, Esq.
        Synergy Law Group, LLC
        Fax: 312-454-0261